UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL, 2005.

                         Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:   APRIL 30, 2005                   /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                        DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in Note 11, and contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company's independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company's independent auditors, Ellis Foster Chartered Accountants, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.



/s/ Nikolaos Cacos                                      /s/ Art Lang
Nikolaos Cacos                                          Art Lang
President                                               Chief Financial Officer

ELLIS FOSTER
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC  Canada   V6J 1G1
Telephone:  (604) 734-1112  Facsimile: (604) 714-5916
Website:  www.ellisfoster.com







AUDITORS' REPORT


TO THE SHAREHOLDERS OF

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)

We have audited the consolidated balance sheets of Amera Resources Corporation as at December 31, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected the company's financial position and its shareholders' equity as at December 31, 2004 and 2003 and its results of operations for each of the years in the three-year period ended December 31, 2004, to the extent summarized in Note 9 to the consolidated financial statements.




                                             /s/ ELLIS FOSTER

Vancouver, Canada                          Chartered Accountants
April 22, 2005


--------------------------------------------------------------------------------
EF a partnership of incorporatef professionals
An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
- members in principal cities throughout the world

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                           CONSOLIDATED BALANCE SHEETS
                        AS AT DECEMBER 31, 2004 AND 2003
                         (Expressed in Canadian Dollars)



                                                       2004            2003
                                                         $               $
                                                   ----------------------------

                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                             1,679,232       1,117,845
Amounts receivable and prepaids                          57,335          18,779
                                                   ------------    ------------
                                                      1,736,567       1,136,624

MINERAL PROPERTIES AND DEFERRED COSTS (Note 3)        1,915,221         684,259

EQUIPMENT (Net of amortization of $138)                   2,796               -
                                                   ------------    ------------
                                                      3,654,584       1,820,883
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                 50,447         115,352
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY


SHARE CAPITAL (Note 4)                                4,527,878       1,228,395

SHARE SUBSCRIPTIONS (Note 4)                                  -         658,350

CONTRIBUTED SURPLUS                                     383,805         252,000

DEFICIT                                              (1,307,546)       (433,214)
                                                   ------------    ------------
                                                      3,604,137       1,705,531
                                                   ------------    ------------
                                                      3,654,584       1,820,883
                                                   ============    ============

NATURE OF OPERATIONS (Note 1)

SUBSEQUENT EVENTS (Note 10)

APPROVED BY THE DIRECTORS

/s/ Nikolas Cacos     , Director
----------------------

/s/ Art Lang          , Director
----------------------


        The accompanying notes are an integral part of these consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)



                                       2004            2003            2002
                                         $               $               $



EXPENSES

Accounting and audit                     26,080          22,341             375
Advertising                              62,467          18,505               -
Bank charges                              5,346               -               -
Corporate development                    79,370               -               -
Foreign exchange                         25,104             896               -
General exploration                      18,318               -               -
Investor relations                       80,503           7,500               -
Legal                                    63,058           5,302          20,016
Management fees                          72,400          25,000               -
Office and sundry                        15,124          10,548           1,723
Printing                                 21,866               -               -
Professional fees                        99,320          32,924               -
Regulatory fees                          11,773           5,225               -
Rent                                     29,511          20,000           4,500
Salaries                                 65,874               -               -
Shareholder costs                         9,344           2,175               -
Stock based compensation                131,805         252,000               -
Telephone                                 8,837               -               -
Transfer agent fees                      15,485           4,664               -
Travel                                   47,018           2,168               -
Interest income                         (14,271)         (3,492)           (356)
                                   ------------    ------------    ------------
LOSS FOR THE YEAR                      (874,332)       (405,756)        (26,258)

DEFICIT - BEGINNING OF YEAR            (433,214)        (27,458)         (1,200)
                                   ------------    ------------    ------------
DEFICIT - END OF YEAR                (1,307,546)       (433,214)        (27,458)
                                   ============    ============    ============



BASIC AND DILUTED LOSS PER SHARE         $(0.07)         $(0.08)         $(1.25)
                                   ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING       13,192,736       4,848,716          20,974
                                   ============    ============    ============


        The accompanying notes are an integral part of these consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)



                                                       2004            2003            2002
                                                         $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the year                                      (874,332)       (405,756)        (26,258)
Item not affecting cash
   Stock based compensation                             131,805         252,000               -
                                                   ------------    ------------    ------------
                                                       (742,527)       (153,756)        (26,258)

Increase in amounts receivable and prepaids             (38,556)        (18,779)               -
Increase in accounts payable and accrued
   liabilities                                          (64,905)         91,925          22,227
                                                   ------------    ------------    ------------
                                                       (845,988)        (80,610)         (4,031)
                                                   ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                             2,851,391         908,649          79,999
Issuance of special warrants                                  -               -         135,250
Share subscriptions received                                  -         658,350               -
Share issuance costs                                   (210,257)       (151,754)        (13,750)
                                                   ------------  --------------    ------------
                                                      2,641,134       1,415,245         201,499
                                                   ------------  --------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral properties
   and deferred costs                                (1,230,962)       (414,259)              -
Purchase of equipment                                    (2,797)              -               -
                                                   ------------    ------------    ------------
                                                     (1,233,759)       (414,259)              -
                                                   ------------    ------------    ------------
INCREASE IN CASH DURING THE YEAR                        561,387         920,376         197,468
CASH AND CASH EQUIVALENTS
     - BEGINNING OF YEAR                              1,117,845         197,469               1
                                                   ------------    ------------    ------------
CASH AND CASH EQUIVALENTS
     - END OF YEAR                                    1,679,232       1,117,845         197,469
                                                   ============    ============    ============

CASH AND CASH EQUIVALENTS COMPRISE OF:

Cash                                                    679,232       1,117,845         197,469
Term Deposit                                          1,000,000               -               -
                                                   ------------    ------------    ------------
                                                      1,679,232       1,117,845         197,469
                                                   ============    ============    ============


SUPPLEMENTAL CASH FLOW INFORMATION (Note 8)

        The accompanying notes are an integral part of these consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
     CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS AND DEFERRED COSTS
                      FOR THE YEAR ENDED DECEMBER 31, 2004
                         (Expressed in Canadian Dollars)



                                            ARGENTINA                  PERU            USA
                                   ----------------------------    ------------    ------------
                                      MOGOTE          CHUBUT         ESPERANZA        WALKER
                                     PROPERTY       PROPERTIES       PROPERTY          LAKE           TOTAL
                                         $               $               $               $               $

BALANCE - DECEMBER 31, 2003             459,259         225,000               -               -         684,259
                                   ------------    ------------    ------------    ------------    ------------
EXPENDITURES DURING THE YEAR

     Acquisition costs                  208,438               -         102,997          77,304         388,739
     Access                              60,457               -               -               -          60,457
     Assays                              28,326               -               -               -          28,326
     Contractors                        304,115               -          11,627               -         315,742
     Drilling                            73,581               -               -               -          73,581
     Fuel                                21,907               -           2,290               -          24,197
     Office and other                   146,898               -          13,872               -         160,770
     Rental                              17,723               -           7,389               -          25,112
     Supplies                            46,570               -           3,970               -          50,450
     Surveying                            1,769               -               -               -           1,769
     Travel                               6,285               -           1,868               -           8,153
     IVA Tax                             93,576               -               -               -          93,576
                                   ------------    ------------    ------------    ------------    ------------
                                      1,009,645               -         144,013          77,304       1,230,962
                                   ------------    ------------    ------------    ------------    ------------
BALANCE - DECEMBER 31, 2004           1,468,904         225,000         144,013          77,304       1,915,221
                                   ============    ============    ============    ============    ============




        The accompanying notes are an integral part of these consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
     CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS AND DEFERRED COSTS
                      FOR THE YEAR ENDED DECEMBER 31, 2003
                         (Expressed in Canadian Dollars)




                                            ARGENTINA
                                   ----------------------------
                                      MOGOTE          CHUBUT
                                     PROPERTY       PROPERTIES         TOTAL
                                         $               $               $

BALANCE - DECEMBER 31, 2002                   -               -               -
                                   ------------    ------------    ------------
EXPENDITURES DURING THE YEAR

     Access contractors                  27,761               -          27,761
     Acquisition costs                  282,042         225,000         507,042
     Assays                               3,087               -           3,087
     Drilling                                 -               -               -
     Field supplies                       2,990               -           2,990
     Geological                          54,234               -          54,234
     Geology supplies                    20,536               -          20,356
     Geophysics                          30,107               -          30,107
     Other                                3,320                           3,320
     Project management                  12,826               -          12,826
     Surveying                            1,767               -           1,767
     Vehicles                             8,140               -           8,140
     IVA Tax                             12,449               -          12,449
                                   ------------    ------------    ------------
BALANCE - DECEMBER 31, 2003             459,259         225,000         684,259
                                   ============    ============    ============




        The accompanying notes are an integral part of these consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)



1.       NATURE OF OPERATIONS

         The Company was incorporated under the Company Act of British Columbia on April 11, 2000, as XS Capital Corp. On March 4, 2003, the Company changed its name to Amera Resources Corporation. On December 2, 2003, the Company's common shares were listed for trading on the TSX Venture Exchange (the "TSXV") as a junior mineral exploration company.

         The Company is engaged in the  acquisition  and exploration of resource properties in the Americas. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as mineral property interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to advance the properties beyond the exploration stage, and future profitability of the properties. The Company considers that it has adequate resources to maintain its core activities and planned exploration programs for the next fiscal year.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant measurement difference between those principles and those that would be applied under United States generally accepted accounting principles ("US GAAP") as they affect the Company are disclosed in Note 9.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of mineral properties and deferred costs. Actual results may differ from these estimates.

         PRINCIPALS OF CONSOLIDATION

         These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Recoursos de los Andes, a Peruvian company. The Company operates in Argentina as a registered branch. All inter-company balances and transactions are eliminated on consolidation.

         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include cash and short-term investments maturing within 90 days of initial investment.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         MINERAL PROPERTIES AND DEFERRED COSTS

         Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined. Administration costs and general exploration costs are expensed as incurred. When a property is placed in commercial production, deferred costs will be depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned then costs are written-off, or if its carrying value has been impaired, then the costs are written down to fair value.

         The Company accounts for foreign value added taxes paid as part of mineral properties and deferred costs. The recovery of these taxes will commence on the beginning of foreign commercial operations. Should these amounts be recovered they would be treated as a reduction in carrying costs of mineral properties and deferred costs.

         Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

         EQUIPMENT

         Equipment is recorded at cost less accumulated depreciation calculated using the straight-line method over their estimated useful lives of five years.

         ASSET RETIREMENT OBLIGATIONS

         The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at December 31, 2004 the Company does not have any asset retirement obligations.

         LONG-LIVED ASSETS IMPAIRMENT

         Long-lived assets are reviewed for impairment when events or changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         TRANSLATION OF FOREIGN CURRENCIES

         The Company's foreign operations are integrated and are translated using the temporal method. Under this method, the Company translates monetary assets and liabilities denominated in foreign currencies at period-end rates. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates. The resulting gains or losses are reflected in operating results in the period of translation.

         FAIR VALUES OF FINANCIAL INSTRUMENTS

         The fair value of the Company's financial instruments consisting of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term mature of those instruments.

         CONCENTRATION OF CREDIT RISK

         Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and amounts receivable. The Company limits its exposure to credit loss by placing its cash and cash-equivalents with major financial institutions.

         INCOME TAXES

         The Company uses the liability method of accounting for future income taxes. Under this method of tax allocation, future income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Potential future income tax assets are not recognized, as they are not considered likely to be realized.

         LOSS PER SHARE
         Loss per share is calculated on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive and therefore basic earnings and diluted losses per share are the same.

         STOCK BASED COMPENSATION

         Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation is charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

         COMPARATIVE FIGURES

         Certain of the 2003 fiscal year figures have been reclassified to conform with the presentation used in fiscal 2004.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)


3.       MINERAL PROPERTY INTERESTS AND DEFERRED COSTS

                                                       2004                                            2003
                                   --------------------------------------------    --------------------------------------------
                                    ACQUISITION     EXPLORATION                     ACQUISITION     EXPLORATION
                                       COSTS       EXPENDITURES        TOTAL           COSTS       EXPENDITURES        TOTAL
                                        $                $               $               $               $               $

         Argentina
             Mogote Property            667,697         707,631       1,375,328         282,042         164,768         446,810
             Chubut Properties          225,000               -         225,000         225,000               -         225,000
         Peru
             Esperanza Property         102,997          41,016         144,013               -               -               -
         USA
             Walker Lake                 77,304               -          77,304               -               -               -
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                      1,072,998         748,647       1,821,645         507,042         164,768         671,810
         Foreign value added tax              -          93,576          93,576               -          12,449          12,449
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                      1,072,998         842,223       1,915,221         507,042         177,217         684,259
                                   ============    ============    ============    ============    ============    ============

         a) The Company and IMA Exploration Inc. ("IMA"), a publicly traded company with common management and directors, have entered into agreements whereby the Company optioned or acquired interests in various mineral concessions located in Argentina. On July 7, 2004, IMA completed its plan of arrangement in which the following agreements were transferred into a separate public company, Golden Arrow Resources Corporation ("Golden Arrow"), as follows:

                  i) to earn a 51% interest in eight mineral concessions, comprising 8,009 hectares (the "Mogote Property"), located in San Juan Province, Argentina, the Company must issue a total of 1,650,000 common shares and conduct a minimum of US $1.25 million of exploration expenditures, including work programs and underlying option payments, as follows:

                              SHARES TO          EXPLORATION
                              BE ISSUED          EXPENDITURES      DATE
                                                     US$

                                100,000                  -       Issued in 2003
                                100,000            250,000       Issued in 2004
                                250,000            300,000       July 1, 2005
                                300,000            300,000       July 1, 2006
                                900,000            400,000       July 1, 2007
                              ---------          ---------
                              1,650,000          1,250,000
                              =========          =========

                           On April 8, 2004, the Company and IMA entered into a further agreement on the Mogote Property. The Company can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing 300,000 common shares (issued) and conducting an additional US $3 million of exploration expenditures, as follows:

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)

3. MINERAL PROPERTY INTERESTS AND DEFERRED COSTS (continued)

                                    US $           DATE

                                 1,000,000         May 30, 2005
                                 1,000,000         May 30, 2006
                                 1,000,000         May 30, 2007
                                 ---------
                                 3,000,000
                                 =========

                           The final underlying option payment of US $110,000 is due on June 6, 2005.

                  ii) purchased a 100% undivided interest in three mineral properties (the "Chubut Properties"), comprising 24,280 hectares, located in Chubut Province, Argentina, by issuing 500,000 common shares for a fair value of $225,000. In addition, in the event that a decision is made to place the Chubut Properties into commercial production, the Company will pay a bonus of US $250,000 and a 3% net smelter returns royalty.

         b) The Company entered into an option agreement with Arcturus Ventures Inc. ("Arcturus") whereby it may earn up to an 80% undivided interest in the Esperanza Property comprising 3,000 hectares located in northern Arequipa Province, Peru. The Company may earn an initial 55% interest in the Esperanza
                  Property by paying $40,000 to Arcturus (paid), incurring $750,000 in work expenditures over three years and issuing 250,000 common shares (25,000 shares issued). The Company can earn an additional 25% interest by preparing a bankable feasibility study on the Esperanza Property within three years and issuing a further 260,000 shares.

         c) As part of the Company's ongoing generative exploration program, funds have been expended to support a reconnaissance program of evaluating epithermal gold targets in prospective mineral belts in Nevada, USA. The Company has staked two claim blocks in the Roysten Hills of west central Nevada. The 478 hectare Roy Claim block and the 227 hectare Hills Claim block are located 45 Kilometres northwest of Tonapah along the northern margin of the Walker Lane epithermal belt.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)


4.       SHARE CAPITAL

         Authorized:  unlimited common shares without par value

         Issued:                                               2004                            2003
                                                   ----------------------------    ----------------------------
                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                         $                               $

         Balance, beginning of year                   9,086,832       1,228,395       4,000,000          80,000
                                                   ------------    ------------    ------------    ------------
         Issued during the year
         For cash
              - initial public offering                       -               -       1,500,000         675,000
              - private placements                    4,007,000       2,891,350               -               -
              - special warrants                              -               -       2,876,832         363,900
              - exercise of warrants                    288,750         143,650          10,000           5,000
              - greenshoe option                        225,000         101,250               -               -
         For agent's fees                                55,300          44,240         100,000          45,000
         For mineral properties                         425,000         329,250         600,000         270,000
                                                   ------------    ------------    ------------    ------------
                                                      5,001,050       3,509,740       5,086,832       1,358,900
                                                   ------------    ------------    ------------    ------------
         Less:  share issue costs                             -       (210,257)               -       (210,505)
                                                   ------------    ------------    ------------    ------------
                                                      5,001,050       3,299,483       5,086,832       1,148,395
                                                   ------------    ------------    ------------    ------------
         Balance, end of year                        14,087,882       4,527,878       9,086,832       1,228,395
                                                   ============    ============    ============    ============

         (a)      During  the  year  ended   December  31,  2004,   the  Company
                  completed:

                  i) a private placement financing of 1,257,000 units at $0.55 per unit, for gross proceeds of $691,350. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.67 per share on or before January 20, 2005. As at December 31, 2003, $658,350 had been received by the Company on account of the private placement and had been recorded as share subscriptions received;

                  ii) a private placement financing of 2,750,000 units at $0.80 per unit, for gross proceeds of $2,200,000. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $1.00 per share for a period of one year from date of issue and at $1.20 per share for a period of two years from date of issue.

                           In connection with the private placement the Company paid cash commissions and finder's fees totalling $96,560, issued 55,300 units on the same terms and basis as the private placement, and issued 168,000 warrants. Each warrant entitles the holder to purchase one common share of the Company at $0.90 per share on or before March 31, 2006;

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)


4.       SHARE CAPITAL (continued)

                  iii) issued 225,000 units on the exercise of a greenshoe option, which has been granted under the Company's initial public offering, at $0.45 per unit, for $101,250. Each unit comprised one common share and one non-transferable share purchase warrant. Two warrants entitle the agent to purchase one additional common share, at a price of $0.50 per share, on or before September 1, 2004. During the year ended December 31, 2004, the warrants expired without exercise; and

                  iv)      the  Company   applies  the  residual   approach  and
                           allocates the total proceeds to the common shares and $nil to the attached warrants.

         (b) During the year ended December 31, 2004, the Company granted stock options to acquire 454,500 common shares of the Company and recorded compensation expense of $131,805.

                  The following table summarizes information about the stock options outstanding and exercisable at December 31, 2004:

                                      NUMBER OF OPTIONS
                                       OUTSTANDING AND
                  EXERCISE PRICE         EXERCISABLE         EXPIRY DATE

                       $0.60                900,000          December 12, 2008
                       $0.90                454,500          April 2, 2009
                                          ---------
                                          1,354,500
                                          =========

                  The fair value of stock options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during 2004:

                                                   2004                 2003

                  Risk-free interest rate           2.18%               3.26%
                  Estimated volatility               36%                 30%
                  Expected life                  2.5 years            2.5 years
                  Expected dividend yield            0%                   0%

                  The fair value per share of stock options granted in 2004, calculated using the Black-Scholes option pricing model, was $0.29 per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         (c) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at December 31, 2004, and 2003 and the changes for the years ending on those dates is as follows:

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)

4.       SHARE CAPITAL (continued)

                                                        NUMBER OF WARRANTS
                                                   ----------------------------
                                                       2004            2003

                  Balance, beginning of year            965,000               -
                  Issued                              4,342,800         975,000
                  Exercised                            (288,750)        (10,000)
                  Expired                              (788,750)              -
                                                   ------------    ------------
                  Balance, end of period              4,230,300         965,000
                                                   ============    ============

                  Common shares reserved pursuant to warrants and agent warrants outstanding at December 31, 2004 are as follows:

                       NUMBER          EXERCISE PRICE      EXPIRY DATE
                                             $

                      1,257,000              0.67          January 20, 2005
                      1,500,000          1.00 / 1.20       March 24, 2005 / 2006
                         18,000              0.90          March 24, 2006
                      1,305,300          1.00 / 1.20       March 31, 2005 / 2006
                        150,000              0.90          March 31, 2006
                      ---------
                      4,230,300
                      =========

         (d) As at December 31, 2004, 2,609,588 common shares are held in escrow and are released every six months, ending on November 3, 2006.

         See also Note 10.


5.       RELATED PARTY TRANSACTIONS

         The Company shares office facilities with IMA. During the year ended December 31, 2004, the Company was charged $108,390 (2003 - $35,110;
         2002 - $6,000) by IMA for shared rent and administration costs. During the year ended December 31, 2004, the Company paid $113,400 (2003 -
         $nil; 2002 - $nil) for professional fees (including a $25,000 relocation allowance), billed by a director and by an officer of the Company. Of this amount $42,000 has been reimbursed by IMA as an allocation of the professional services.

         Effective January 2, 2004, the Company entered into an agreement with the President of the Company for his services. Under the contract the President is currently paid $6,125 per month. During the year ended December 31, 2004, the Company paid $72,400 (2003-$25,000; 2002 - $nil)
         to the President. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include an undetermined bonus plus eighteen months of compensation.

         See also Notes 3 and 10.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)

6.       SEGMENTED INFORMATION

         The Company is primarily involved in mineral exploration activities in Argentina, Peru and the USA. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues for the years ended December 31, 2004 and 2003.

         The Company's total assets as at December 31, 2004 and 2003 are segmented geographically as follows:

                                   ----------------------------------------------------------------------------
                                                                       2004
                                   ----------------------------------------------------------------------------
                                                      MINERAL         MINERAL         MINERAL
                                     CORPORATE      EXPLORATION     EXPLORATION     EXPLORATION
                                      CANADA         ARGENTINA         PERU             USA            TOTAL
                                         $               $               $               $               $

         Current assets               1,706,891          11,151          18,525               -       1,736,567
         Mineral property interests
            and deferred costs                -       1,693,904         144,013          77,304       1,915,221
         Equipment                            -               -           2,796               -           2,796
                                   ------------    ------------    ------------    ------------    ------------
                                      1,706,891       1,705,055         165,334          77,304       3,654,584
                                   ============    ============    ============    ============    ============


                                   ----------------------------------------------------------------------------
                                                                       2003
                                   ----------------------------------------------------------------------------
                                                      MINERAL         MINERAL         MINERAL
                                     CORPORATE      EXPLORATION     EXPLORATION     EXPLORATION
                                      CANADA         ARGENTINA         PERU             USA            TOTAL
                                         $               $               $               $               $

         Current assets               1,136,624               -               -               -       1,136,624
         Mineral property interests
            and deferred costs                -         684,259               -               -         684,259
                                   ------------    ------------    ------------    ------------    ------------
                                      1,136,624         684,259               -               -       1,820,883
                                   ============    ============    ============    ============    ============


                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)

7.       INCOME TAXES

         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

                                                                       2004            2003            2002
                                                                         $               $               $

         Statutory tax rate                                              35.62%          37.62%          39.62%
                                                                   ============    ============    ============

         Loss for the year                                             (874,332)       (405,756)        (26,258)
                                                                   ============    ============    ============

         Provision for income taxes based on statutory
            Canadian combined federal and provincial
               income tax rates                                        (311,137)       (152,645)        (10,403)

         Differences in foreign tax rates                                (1,170)              -               -

         Losses for which an income tax benefit
            has not been recognized                                     312,307         152,645          10,403
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============


         As at December 31, 2004, the Company has non-capital losses of approximately $900,000 and cumulative foreign exploration expenses of approximately $1,900,000 carried forward for tax purposes and are available to reduce taxable income of future years. The non-capital losses expire commencing in 2006 through 2014. The cumulative foreign exploration expenses can be carried forward indefinitely.

         Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements as their realization is unlikely.


8.       SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company during the years ended December 31, 2004, 2003 and 2002 as follows:


                                                                       2004            2003            2002
                                                                         $               $               $

         Investing activity
            Expenditures on mineral property interests and             (329,250)       (270,000)              -
               deferred costs
            Shares issued for mineral properties                        329,250         270,000               -
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============

         Financing activities
            Agent's fees payable                                        (44,240)        (45,000)              -
            Shares issued for payment of agent's fees                    44,240          45,000               -
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)

9. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         (a) The financial statements of the Company have been prepared in accordance with Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's financial statements are summarized in the tables below.


                                                                   INCEPTION TO
                                                                       2004            2004            2003            2002
                                                                         $               $               $               $

                  STATEMENTS OF LOSS

                  Net loss under Canadian GAAP                       (1,307,546)       (874,332)       (405,756)        (26,258)
                  Mineral property interests and
                     deferred costs for the period (i)               (1,915,221)     (1,230,962)       (684,259)              -
                                                                   ------------    ------------    ------------    ------------
                  Net loss under US GAAP                             (3,222,767)     (2,105,294)     (1,090,015)        (26,258)
                                                                   ============    ============    ============    ============

                  Basic and diluted loss per share under US GAAP
                                                                                         $(0.16)         $(0.22)         $(1.25)
                                                                                   ============    ============    ============

                  Average number of common shares outstanding
                                                                                     13,192,736       4,848,716          20,974
                                                                                   ============    ============    ============

                                                                                       2004            2003
                                                                                         $               $

                  BALANCE SHEETS

                  Shareholders' equity

                  Balance per Canadian GAAP                                           3,604,137      1,705,531
                  Mineral property interests and deferred costs (i)                  (1,915,221)       (684,259)
                                                                                   ------------    ------------
                  Balance per US GAAP                                                 1,688,916      1,021,272
                                                                                   ============    ============

                  Total assets

                  Balance per Canadian GAAP                                           3,654,584      1,820,883
                  Mineral property interests and deferred costs under US GAAP        (1,915,221)       (747,259)
                                                                                   ------------    ------------
                  Balance per US GAAP                                                 1,739,363       1,073,624
                                                                                   ============    ============

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)

9. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)


                                                   INCEPTION TO
                                                       2004            2004            2003            2002
                                                         $               $               $               $

                  STATEMENTS OF CASH FLOWS

                  Operating activities

                  Cash used per Canadian GAAP          (930,629)       (845,988)        (80,610)         (4,031)
                  Mineral property interests and
                     deferred costs (i)              (1,645,221)     (1,230,962)       (414,259)              -
                                                   ------------    ------------    ------------    ------------
                  Cash used per US GAAP              (2,575,850)     (2,076,950)       (494,869)         (4,031)
                                                   ============    ============    ============    ============


                  Investing activities

                  Cash used per Canadian GAAP        (1,648,017)     (1,233,758)       (414,259)              -
                  Mineral property interests and
                     deferred costs (i)               1,645,221       1,230,962         414,259               -
                                                   ------------    ------------    ------------    ------------
                  Cash provided (used) per US GAAP       (2,796)         (2,796)              -               -
                                                   ============    ============    ============    ============


                  (i)      Mineral property interests and deferred costs

                           Mineral property interests and deferred costs are accounted for in accordance with Canadian GAAP as disclosed in Note 3. The Company has determined for US GAAP purposes to expense the option payments and exploration costs relating to unproven mineral claims as incurred. In addition, US GAAP requires that exploration costs not be capitalized until a positive feasibility study is completed. The capitalized costs of such claims would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral claims would be written down to net recoverable value on a discounted cash flow basis.

                  (ii)     Income Tax

                           Under Canadian GAAP, future income tax assets are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of deferred income taxes. This difference in GAAP did not have any effect on the financial position or results of operations of the Company for the years ended December 31, 2004, 2003, and 2002.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)

9. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  (iii)    Other Comprehensive Income

                           US GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements and that the aggregate amount of comprehensive income excluding the deficit be disclosed separately in shareholders' equity. Comprehensive income, which incorporates the net loss, includes all changes in shareholders' equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP. The Company does not have any other comprehensive income component in 2004, 2003, and 2002.

         (b)      Recent Accounting Pronouncements

                  Consolidation of Variable Interest Entities

                  FAS 146R became effective in June 2003 for USGAAP for the year ended December 31, 2004. The Company has determined that it does not havy any variable interest entities. In June 2003, the CICA issued a new accounting guideline ACG-15, "Consolidation of Variable Interest Entities", which requires the consolidation of certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of the Guideline is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity in its consolidated results. It applies to entities with a structure that precludes control through ownership of voting interests but over which control may exist through other arrangements. The Guideline generally applies to annual and interim periods beginning on or after November 1, 2004.

                  Exchanges of Non-Monetary Assets

                  In December 2004, the FASB issued Statement No. 153 ("SFAS 153") "Exchanges of Nonmonetary Assets". SFAS 153 replaces guidance previously issued under APB Opinion No. 29, "Accounting for Nonmonetary Transactions", which was based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company will comply with this guidance for any nonmonetary transactions after the effective date for U.S. GAAP purposes.

                  Whether Mineral Rights are Tangible or Intangible Assets

                  Effective for reporting periods beginning after April 29, 2004, the EITF released Issue 04-2, "Whether Mineral Rights are Tangible or Intangible Assets". The consensus was that mineral rights acquired on a business combination are tangible assets and should be recorded as a separate component of property, plant and equipment either on the face of the financial statements or in the notes. The Company has not been involved to date in a business combination but will comply with the Issue in the future as required.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)

9. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  Mining Assets:  Impairment and Business Combinations

                  Effective for reporting periods beginning after March 31, 2004, the EITF released Issue No. 04-3, "Mining Assets:
                  Impairment and Business Combinations". The EITF reached consensus that an entity should include value beyond proven and probable reserves in the value allocated to mining assets in a purchase price allocation to the extent a market participant would include such value in determining the fair market value of the asset. The EITF also reached consensus that an entity should include the effects of anticipated changes in market prices of minerals when determining the fair market value of mining assets in a purchase price equation in a manner consistent with expectations of the marketplace.

                  An entity should also include cash flows associated with value beyond proven and probable reserves in estimates of future cash flows for determining if a mining asset is impaired under SFAS 144. An entity should also anticipate fluctuations in market prices when determining these cash flows.

                  The Company will comply with this Issue for any future business combinations and impairment reviews.

                  Financial Instruments

                  On January 27, 2005, the CICA issued Section 3855 of the Handbook titled "Financial Instruments - Recognition and Measurement". It expands Handbook section 3860, "Financial Instruments - Disclosure and Presentation" by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified into various categories. Held to maturity investments loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet except that other than temporary losses due to impairment are included in net income. All other financial liabilities are to be carried at amortized cost. This new Handbook section will bring Canadian GAAP more in line with U.S. GAAP. The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. At present, the Company's most significant financial instruments are cash, accounts receivable and accounts payable. This new section requires little difference in accounting for these financial instruments from current standards.

                  Hedge Accounting

                  New Handbook Section 3865, "Hedges" provides alternative treatments to Handbook Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004.

                  The Company does not currently have any hedging relationships.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)


9. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  Comprehensive Income

                  New Handbook Section 1530, "Comprehensive Income", introduces a new requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

                  At present, the Company does not have investments in shares of arm's length corporations that may be classified as available for sale investments. The Company would be required to recognize unrealized gains and losses on such securities and include these amounts in comprehensive income. The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. Implementation of this section will more closely align Canadian GAAP with U.S. GAAP.



10.      SUBSEQUENT EVENTS

         Subsequent to December 31, 2004 the Company:

         a) completed a private placement of 1,650,000 units at $0.55 per unit, for proceeds of $907,500. Each unit consisted of one common share and one half non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase a common share for $.60 per share on or before March 18, 2006. The Company also issued 14,962 Agent's Units at $0.55 per Unit, 66,750 Agent's Warrants at $0.60 and 27,000 Units at $0.55 per Unit as a Corporate Finance Fee. There was also a cash commission/administration fee paid of $40,310;

         b) granted 250,000 stock options for $0.75 per share to its directors, employees and consultants for a period of five years; and

         c) Effective January 1, 2005, the Company engaged the Grosso Group to provide services and facilities to the Company. A formal agreement among the Company and the Grosso Group has not been finalized. Until such time as the formal agreement has been finalized, the Company and the Grosso Group intend to work under the terms of the proposed Administration Services Agreement by and among the Company and the Grosso Group. It is anticipated that the formal agreement will have an effective date of January 1, 2005. The agreement with the Grosso Group will replace the current arrangement with IMA.

                           AMERA RESOURCES CORPORATION

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      FOR THE YEAR ENDED DECEMBER 31, 2004

INTRODUCTION

The following management discussion and analysis is prepared as at April 22, 2005, and should be read in conjunction with the Company's audited consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 and related notes. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as otherwise disclosed, all dollar figures included therein and in the following MD&A are expressed in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

COMPANY OVERVIEW

The Company was incorporated on April 11, 2000 and was transitioned under the Business Corporations Act (BC) on June 17, 2004. The Company remained without a business asset until March 2003, when the Company negotiated a number of agreements to option and acquire interests in various mineral concessions located in Argentina. In December 2003, the Company completed its initial public offering and commenced trading on the TSX Venture Exchange ("TSXV") under the symbol "AMS".

The Company is a junior mineral exploration company engaged in the business of acquiring, exploring and evaluating natural resource properties and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. The Company is currently focusing its financial resources in conducting an exploration program on the Mogote Property in Argentina. All of the Company's material mineral property interests are located in Argentina. The Company is currently reviewing other mineral property interest opportunities in South and North America. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. The Company is a reporting issuer in British Columbia and Alberta.

EXPLORATION PROJECTS

Mogote Property, Province of San Juan, Argentina

One of the Company's main exploration focuses has been the Mogote Property in northwestern San Juan province, Argentina. On April 29, 2004, the Company reported the drill results for the Phase I, 1475 metre, diamond drilling program on the Mogote Property. The Phase I drill program targeted the central and northern portions of Filo Este, a zone defined by a large magnetic high, measuring 1500 x 800 metres, related strong chargeability anomalies, and surface copper and gold geochemistry. A trenching program carried out earlier had exposed copper-gold mineralization averaging 0.33 g/t Au, 0.20% Cu and 2.7 g/t Ag over 500 metres in a single trench in the core of the anomaly. All of the drill holes on Filo Este intersected continuous copper-gold mineralization over wide intervals, confirming the presence of a large copper-gold porphyry system. These were the first holes ever drilled on the northern portion of the Mogote Property. The drill results, from holes MOG-04-1 to MOG-04-4 on Filo Este, are summarized in the following table.

--------------------------------------------------------------------------------
DRILL           TOTAL                                 (LWA)    (LWA)       (LWA)
HOLE            DEPTH     FROM      TO   INTERVAL     GOLD     SILVER     COPPER
                 (m)       (m)     (m)     (m)        (g/t)    (g/t)        (%)
--------------------------------------------------------------------------------

MOG-04-1         71.6     2.0      70.0    68.0       0.43      13.9      0.244
--------------------------------------------------------------------------------
MOG-04-1A       495.3     6.0     495.3   489.3       0.23       2.6      0.170
  Including             258.0     424.0   166.0       0.19       2.2      0.243
  And                   308.0     396.0    88.0       0.20       1.9      0.290
--------------------------------------------------------------------------------
MOG-04-2        315.4     2.0     315.4   313.4       0.16       1.9      0.171
  Including             196.0     315.4   119.4       0.21       2.8      0.248
--------------------------------------------------------------------------------
MOG-04-3        300.0     6.0     300.0   294.0       0.11       1.3      0.078
--------------------------------------------------------------------------------
MOG-04-4        292.9     2.0     292.9   290.9       0.23       3.1      0.104
--------------------------------------------------------------------------------

In addition to the drill program, regional surface work was carried out on Filo Central and other targets to advance them to the drill-ready stage. This work comprised detailed mapping, additional step-out talus sampling and road/trench construction. Talus fine sampling on the Filo Central target, defined by a strong magnetic signature coextensive with highly anomalous surface geochemistry, extended the surface copper-gold geochemical anomaly of greater than 100 ppb gold and 500 ppm copper to 4000 x 800 metres. Within this anomaly is a 600 x 400 metre area of greater than 500 ppb gold in talus fines. Immediately on trend to the north of the Filo Central anomaly Tenke Mining Corp. is actively drilling their Vicuna copper-gold project.

In early November 2004 a short surface work program was carried out to expand on talus fine sampling coverage, conduct more detailed geological and alteration mapping in key areas and to refine target areas for subsequent drill-testing. The length of this program was cut short due to an unusually heavy snowfall.

Between mid January and early February 2005 the Company carried out a 2,577 metre nine hole Phase II RC drill program on the Mogote Property. All holes were collared to test areas of potassic altered diorite and monzonite porphyries within the Filo Este and Filo Central anomalies. Five holes were completed on Filo Este over an east-west strike of 1.4 kilometres and spanning a north-south distance of 720 metres. The remaining four holes were spaced out over 1.6 kilometres of strike length along Filo Central. Results from the drill program were released on March 29, 2005; of the nine holes, four were found to contain significant gold-copper mineralization hosted in porphyry or in metamorphosed volcanic sediments at the margin of porphyry. Mineralization was found related to potassic quartz-biotite alteration and directly related to early A-vein density and local silicification. A-vein hosted and disseminated sulfides include chalcopyrite, pyrite, and minor bornite. Locally, areas of moderate to intermediate argillic alteration, characterized by sericite-chlorite-pyrite, were found to overprint potassic alteration. Significant intercepts included:

--------------------------------------------------------------------------------
                                                        (LWA)    (LWA)     (LWA)
DRILLHOLE  ZONE     TOTAL    FROM    TO    INTERVAL     GOLD    SILVER    COPPER
                    DEPTH     (m)    (m)      (m)       (g/t)    (g/t)      (%)
--------------------------------------------------------------------------------

MOG-6      Este      250       0     250      250        0.22             0.083
including                    176     246       70        0.36     3.0     0.158
--------------------------------------------------------------------------------
MOG-7      Este      287       0     287      287        0.25     3.0     0.107
--------------------------------------------------------------------------------
MOG-8      Este      300       4     142      138        0.47     2.0     0.093
--------------------------------------------------------------------------------
MOG-12     Este      300     214     276       62        0.30     1.1     0.140
--------------------------------------------------------------------------------

All significant intercepts were from Filo Este and MOG-7, MOG-8, and MOG-12 were all collared in the northwest corner of the property. They are hosted in or spatially related to a newly mapped occurrence of fine-grained monzonite porphyry that is interpreted as an early mineral porphyry phase that typically alters to potassic or intermediate argillic assemblages.

Targets in the southern portion of the project area include Zona Colorida, Stockwork Hill, and the Southeast Colour Anomaly, all of which have potential for high sulphidation epithermal precious metal mineralization and deeper porphyry copper-gold mineralization. The Mogote Property demonstrates many attributes of a classic Andean-type copper-gold porphyry system and is located within a region characterized by some of the world's largest examples of copper-gold porphyry deposits and high sulphidation epithermal gold-silver deposits. Mogote is situated 70 kilometres north of Barrick Gold Corp.'s large Pascua/Veladero gold discoveries (resources of 38 million ounces gold and 750 million ounces silver) and 11 kilometres east of Noranda/Metallica's El Morro copper-gold discovery (inferred resources of 7.4 million ounces gold, 6.2 billion pounds copper). Placer Dome's 23 million ounce Cerro Casale gold-copper discovery is located 50 km to the north.

The 2004 and 2004 field programs on the Mogote project were supervised by project geologist Steven K. Jones, M.Sc., C.P.G.. Assays for the drilling and surface program were performed by ALS Chemex Laboratories, Vancouver, BC or by Alex Stewart Labs, Mendoza, Argentina. Both are internationally recognized assay service providers. Dr. David A. Terry, P.Geo., is the Company's Qualified Person for the Mogote Property in compliance with National Instrument 43-101. The Company is currently reviewing the data from the recent drill program in conjunction with all other exploration data from the property to formulate plans for the project going forward.

CHUBUT PROJECT, CHUBUT PROVINCE, ARGENTINA

The Company owns a 100% interest in three cateos in western Chubut Province, Argentina. No work is planned for these properties in the immediate future.

ESPERANZA PROPERTY, DEPARTMENT OF AREQUIPA, PERU

On August 25, 2004, the Company announced that it has acquired an option to earn up to an 80% interest in the 3,000 hectare Esperanza epithermal gold property, located in the high sierras of southwest Peru in northern Arequipa Department, approximately 600 kilometres southeast of the capital, Lima. A two-kilometre area of mutual interest is included for land staked peripheral to the original 3,000 hectare property.

The Esperanza property is underlain by Miocene-aged continental volcanic rocks of the Tacaza, Alphabamba and Barroso Formations. Regionally both the Tacaza and Alphabamba formations host epithermal gold-silver deposits. Esperanza is located 45 kilometres southwest of the Liam gold-silver discovery (Newmont/Southwestern Resources), 35 kilometres northwest of the Orcopampa gold-silver mine (Buenaventura) which was recently expanded to produce 200,000 ounces of gold per annum; and 15 kilometres north-northwest of the Poracota gold project (Buenaventura/Teck Cominco/Southwestern Resources) which has a reported gold resource of >1.5 million ounces in two zones. A three-kilometre long northeast-trending epithermal system was recognized by Arcturus on the property within which narrow gold-bearing silica veins and/or silica-rich breccias in several zones were identified.

A Phase I surface work program comprising detailed mapping, sampling, prospecting, and soil sampling was carried out over the property and immediately surrounding area in October and November of 2004 under the supervision of John
A. Brophy, P.Geo.. This work, reported on in a February 10, 2005 news release, resulted in the discovery of two significant new gold zones, Zona Ventana and Zona Afuera. As Zona Afuera was discovered two kilometres to the southeast and immediately outside of the property boundary, the Esperanza property was expanded to 4,000 hectares in early January to cover the target.

Zona Ventana

Zona Ventana (The Window Zone) is characterized by argillically-altered and variably silicified tuff exposed in a north-northeasterly trending stream valley in the southeast sector of the Esperanza property. This altered and mineralized unit is overlain by flat-lying unaltered tuff. The zone is at least 1000 meters long and is defined by numerous samples strongly anomalous in gold and epithermal pathfinder elements silver-arsenic-antimony-mercury. Gold anomalies span a vertical interval of 150 metres; the width of the mineralized zone is currently not defined. Various styles of silicification are evident and range from matrix inundations (occasionally finely druzy), irregular and discontinuous stockworks of chalcedonic quartz, hydrobreccia, vuggy vein quartz, and non-vuggy vein quartz with abundant fine-grained disseminated pyrite and moderate limonite alteration. Structural control on the altered and mineralized zones at Ventana is manifested as both north-northwest oriented structures with horizontal slickensides and northeast-trending veins parallel to the Wayra-Huanca trend.

Of 83 chip samples (average sample length 5 meters) collected from Zona Ventana, 62 samples (75% of total) carried anomalous gold (>100 ppb) and most of these carried anomalous pathfinder elements such as silver (to 11.45 ppm), arsenic (to 1980 ppm), mercury (to 19.6 ppm) and antimony (to 1015 ppm). Thirteen of the chip samples (16% of total) assayed greater than 500 ppb gold including those tabulated below.

          SAMPLE NUMBER      LENGTH (METRES)      GOLD (PPB)
          -------------      ---------------      ---------
                429                 6                555
              90664              10 X 10             594
              90659                5.5               615
              90654               13                 637
              90652               7 X 7              682
              90650                8.6               940
              90651                9.3              1140

Zona Afuera

Zona Afuera (The Outside Zone) is located two kilometers south-southwest of Zona Ventana. Mineralization at Zona Afuera is hosted by hydrothermal breccias characterized by volcanic fragments in a siliceous matrix. These breccia bodies outcrop as isolated knobs in an alpine plain. Gold assays were anomalous in 3 out of 6 rock samples collected, with values ranging from 358 to 605 ppb across sample lengths of 6 to 8 meters. Pathfinder elements at Zona Afuera range up to
1.09 g/t silver, 139.5 ppm arsenic, 1.04 ppm mercury, and 21.4 ppm antimony.

Collectively Zona Ventana and Zona Afuera exhibit the geological setting, alteration characteristics and geochemical signature of the upper level of an epithermal gold system similar to those being explored at Poracota and Liam. The large area over which alteration and mineralization occurs in the Ventana-Afuera area significantly enhances the potential for discovery of a bulk tonnage epithermal gold deposit. Detailed sampling along the previously known 3-kilometre-long epithermal gold trend confirmed and expanded upon gold anomalies at Zona Wayra, Zona Huanca, and Zona Ladera.

Based on the encouraging results of the Phase I exploration program and on the comparable hostrock, style of mineralizaiton, and geochemical signatures between the Esperanza property and the adjacent Poracota gold project, the Company announced on February 28, 2005 that it had staked an additional 12,000 hectares of ground between Esperanza and Poracota, expanding the size of the Esperanza property to 16,000 hectares.

The next phase of work on the property is planned for early May 2005 and will include further detailed mapping and sampling of Zona Ventana and Zona Afuera and ground geophysics to outline silicified zones and structures for drill-testing. Further work along the northern trend will focus on the Wayra-Huanca zones and will include further soil sampling and detailed mapping. Reconnaissance-style mapping, prospecting and sampling will be carried out over the newly-acquired area between Esperanza and Poracota to identify areas of alteration or mineralization for more detailed follow-up.

The eastern portion of the Esperanza property is accessible by four-wheel drive vehicle and exploration can be conducted year-round. A new high-tension power line passes close to the expanded eastern property boundary. All assays and analyses reported from the Phase I program were completed at ALS Chemex Labs Ltd. in North Vancouver.

ROY AND HILLS PROPERTIES, NEVADA, USA.

On March 7, 2005 the Company announced it had staked two claim blocks in the Roysten Hills of west central Nevada. The 478 ha (1,180 acre) Roy claim block and the 227 ha (560 acre) Hills claim block are located 45 kilometers northwest of Tonopah along the northern margin of the prolific Walker Lane epithermal belt which has seen past production of more than 35 million gold equivalent ounces. These acquisitions build on Amera's ongoing strategy to acquire attractive gold properties in high potential mineral districts.

Both properties are located in Nye County, Nevada which has a long and rich mining history that continues up to the present. The Roy and Hills properties are situated midway between the historic mining district of Tonopah (3.5 million ounces gold equivalent) and the more recently mined Paradise Peak deposit (1.5 million ounces gold). The Roy property is a gold-silver epithermal system that contains values grading up to 41.5 g/t gold (1.2 oz/ton) in float material while the Hills property is a silver-gold epithermal system with values grading up to
0.21 g/t gold and 75 g/t silver. Both the Roy and Hills claim blocks are underlain by Oligocene and Miocene-age volcanic rocks that consist of latites, quartz latites and dacite flows that have undergone epithermal alteration and mineralization prior to being covered by lake sediments and Quaternary gravels.

Roy Property

The gold-rich Roy mineral system is largely a covered anomaly with few outcrops of anomalous alteration that are seen through the lake cover. Several short rotary drill holes were found testing the more silicified alteration on the Roy property, but the majority of alteration and covered potential remain untested by drilling. Outcropping alteration is found over an area of 1.5 by 1.5 kilometres. Three separate zones of alteration were mapped and sampled at the Roy property with the most significant silicified alteration found on a 400 metre long outcrop within the Southern Zone. Alteration in the Southern Zone consisted of moderately silicified and quartz veined dacite flows along a narrow structural trend that also underwent pervasive argillic wallrock alteration throughout the zone. Anomalous gold values range from 30 to 600 ppb gold with one anomalous float sample of quartz vein material assaying 41.5 g/t gold. Sample widths were generally one metre or less and sampling was carried out on argillic as well as silicic alteration. The Southern Zone is weakly anomalous in silver with values up to 21 g/t, but is moderately to strongly anomalous in arsenic, antimony, and manganese.

The Northern Zone of alteration on the Roy property is characterized by weakly silcified dacite flows contained within moderate argillic wallrock alteration. Samples are anomalous in gold with values ranging up to 65 ppb. Arsenic and antimony are also anomalous. The Western Zone of alteration at Roy is characterized by moderate to strong silification of dacite and latite volcanics. The Western Zone is centered on a prominent hill that has undergone most of the past drilling. This area underwent limited sampling by Amera and was weakly anomalous in gold with a high value of 37 ppb.

Hills Property

The silver-rich Hills property is located 7 kilometers northwest of the Roy claims. It hosts one significant zone of alteration that measures 1.0 by 0.5 kilometres and is characterized by pervasive phyllic alteration that hosts moderate sheeted and stockworked calcite veins up to 1.0 centimeter in width. The alteration is hosted in latite and quartz latite volcanics of probable Oligocene age. Several samples were anomalous in silver and gold with values ranging from 0.2-70.0 g/t silver and 0.1-0.2 g/t gold. The alteration is moderately anomalous in antimony, manganese, and arsenic, and is believed to be the upper levels of an epithermal system due to the pervasive degree of calcite-phyllic alteration. Significant covered potential also exists on the Hills property that has not had previous drilling or surface sampling.

A ground magnetics survey was carried out over both the Roy and Hills claims in March, 2005 by Quantec Geophysics to identify areas of alteration and structures which will assist in refining targets for drill-testing. The Company is currently assembling plans and a budget for a Phase I RC drill program to test a number of targets on both the Roy and Hills properties.

Amera holds a 100% interest in both the Roy and Hills properties that were located with 20-acre mining claims over federal land administered by the Bureau of Land Management. All work on the Roy and Hills properties was carried out under the supervision of Steven K Jones, M.Sc., CPG, a Qualified Person as defined by National Instrument 43-101. All assays and analyses from the Roy and Hills claims were completed at ALS Chemex Labs Ltd. in North Vancouver.

OTHER PROPERTIES

The Company is actively carrying out reconnaissance programs in high potential mineral belts in southern Peru and Nevada, USA. In addition the Company is continually evaluating property submittals and opportunities in a number of prospective jurisdictions throughout the Americas.

SELECTED FINANCIAL DATA

The following selected consolidated financial information is derived from the audited consolidated financial statements and notes thereto. The information has been prepared in accordance with Canadian GAAP.

                                         ---------------------------------------
                                                  YEARS ENDED DECEMBER 31,
                                         ---------------------------------------
                                             2004          2003           2002
                                               $             $             $
                                         ---------------------------------------

Total Revenues                                 Nil           Nil            Nil
General and Administrative Expenses        874,332       405,756         26,258
Net Income (Loss)                         (874,332)     (405,756)       (26,258)
Basic and diluted Loss per Common Share      (0.07)        (0.08)         (0.25)
Total Assets                             3,654,584     1,820,883        297,469
Long Term Financial Liabilities                Nil           Nil            Nil
                                         ---------------------------------------

In 2004 total assets increased by $1,833,701as a result of expenditures on the Company's mineral properties and additional funds on deposit. The Company did not have any material activity in 2002. Expenses increased as a result of 2004 being the first full year of activity.

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian GAAP.

                             -------------------------------------------------   -------------------------------------------------
                                                   2004                                                2003
                             -------------------------------------------------   -------------------------------------------------
                               DEC. 31      SEP. 30      JUN. 30      MAR. 31      DEC. 31      SEP. 30      JUN. 30      MAR. 31
                                  $            $            $            $            $            $            $            $

Revenues                            Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
Net Income (Loss)              (196,019)    (183,069)    (327,369)    (167,875)    (346,218)     (13,038)     (36,253)      (6,755)
Basic and Diluted Loss per
   Share                          (0.02)       (0.01)       (0.02)       (0.02)       (0.08)       (0.00)       (0.01)       (0.01)
Dividends per share                 Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
                             -------------------------------------------------   -------------------------------------------------

The quarter ended December 31, 2003 included stock-based compensation of $252,000 (2004 - $nil).

RESULTS OF OPERATIONS

The Company reported a net loss of $874,332 in 2004 ($0.07 per share), an increase in loss of $468,576 from the $405,756 loss ($0.08 per share) for the year ended December 31, 2003.

General and administrative costs in 2003 were nominal as the Company had just negotiated a number of mineral property agreements and had not yet commenced significant corporate or exploration activities. In addition, the Company did not commence its efforts to begin its initial public offering until the second quarter of 2003. A total of $405,756 of general and administrative costs were incurred in 2003. The 2004 period represents the first full year since the Company completed its initial public offering and became a publicly-traded company. A total of $874,338 of general and administrative costs were incurred in the year ended December 31, 2004. Significant expenditures were incurred in 2004 in the following categories:

     - Investor relations ($80,503) comprise of a monthly fee of $7,500 paid to Raven Capital for market awareness and investor relations for January to April. The arrangement with Raven Capital was terminated in April. Ridgecrest Capital S.A. was retained to provide consulting services for the Company with European investors and was paid fees of $18,305. The arrangement with Ridgecrest Capital was terminated effective December 31, 2004. Attendance at investment conferences was a cost of $30,100.
     - Management fees ($72,400) represents fees charged by the President of the Company pursuant to an employment agreement.
     - Professional fees ($99,320) include fees (pursuant to a contract for services) and a $25,000 relocation allowance paid to the Company's Vice-President, Exploration.

     -   Legal  fees  ($63,058)  have  increased  due to  costs  related  to the preparation and filing of the Company's Form 20-F registration statement and increased corporate legal costs for its activities.
     - Salaries ($65,874) were paid to IMA Exploration Inc. ("IMA") for the provision of personnel under a cost sharing arrangement. A total of $108,390 was paid to IMA for rent and administrative services.
     - Corporate development ($79,370) is comprised of fees for professional services paid to consultants to assist the Company with its financings.
     - Travel ($47,018) principally related to attendance at conferences and presentations.
     - Advertising ($62,467) included costs to prepare materials for potential and existing shareholders.
     - Stock-based compensation ($131,805) is the estimated fair value of stock options granted to employees, directors and consultants.

During 2004 the Company incurred $707,631 of exploration expenditures on the Mogote Property. In addition, a total of $93,576 of foreign value added taxes were also recorded as part of mineral resource interests and deferred exploration costs. The Company also issued 300,000 common shares to IMA, with a deemed value of $279,000, to earn an additional 24% interest in the Mogote Property, pursuant to the April 8, 2004 agreement between the Company and IMA. On July 7, 2004 IMA's rights and interests under these agreements were assigned to Golden Arrow Resources Corporation ("Golden Arrow"). In July the Company issued 100,000 shares to Golden Arrow, with a deemed value of $40,000, as required under the agreement.

During 2004, the Company completed a number of private placements of common shares to raise gross proceeds of $2,891,350, of which $658,350 had been received by the Company at December 31, 2003. The Company also received a further $281,040 from the exercises of warrants and an option.

LIQUIDITY AND CAPITAL RESOURCES

As the Company is an exploration stage company, revenues are limited to interest earned on cash held with the Company's financial institutions. The Company has financed its operations through the sale of its equity securities. At December 31, 2004, the Company had total assets of $3,654,584 and working capital of $3,604,137. The Company has budgeted $500,000 for the exploration program on the Mogote Property and $350,000 for its program on the Esperanza property in Peru and for general exploration in the first six months of 2005. The Company considers that it has adequate resources to maintain its ongoing operations and current property commitments for the ensuing year but does not have sufficient working capital to fund all of its planned exploration work. The Company intends to seek further financings. If the Company is unable to secure additional funding, the Company may lose its interest in one or more of its mineral claims.

The Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs. The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

Subsequent to December 31, 2004 the Company completed a private placement of 1,650,000 units at $0.55 per unit, for proceeds of $907,500 less $40,310 of related cash issue costs.

OPERATING CASH FLOW

Cash outflow from operating activities was $845,988 in 2004 compared to $80,610 in 2003 the first year in which operations commenced late in 2003.

FINANCING ACTIVITIES

In 2004 the Company received $2,851,391 from the sale of common shares less costs of $210,258. In 2003 the Company received $1,566,999 from the sale of common shares, less costs of $151,754

INVESTING ACTIVITIES

Investing activities required cash of $1,233,758 in 2004 compare to $414,259 in 2003, for expenditures on its mineral resource interests.

RELATED PARTIES TRANSACTIONS

The Company shares office facilities with IMA. During the year ended December 31, 2004, the Company was charged $108,390 by IMA for shared rent and administration costs.

Effective January 2, 2004, the Company entered into an agreement with the President of the Company for his services. Under the contract the President is currently paid $6,125 per month. During the year ended December 31, 2004, the Company paid $72,400 (2003-$25,000; 2002-$nil) to the President. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include an undetermined bonus plus eighteen months of compensation.

During the year ended December 31, 2004, the Company paid $113,400 (2003-$nil; 2002-$nil) for professional fees (including a $25,000 relocation allowance) billed by a director and by an officer of the Company. Of this amount $42,000 has been reimbursed by IMA as an allocation of the professional services.

On April 8, 2004, the Company and IMA entered into a further agreement whereby the Company can earn an additional 24% interest for a total 75% interest, in the Mogote Property. Details of the agreements are disclosed in Note 3 to the Company's December 31, 2004 audited financial statements.

On July 7, 2004 IMA's rights and interests under these agreements were assigned to Golden Arrow.

Effective January 1, 2005, the Company engaged Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. As of April 22, 2005 a formal agreement among the Company and the Grosso Group has not been finalized. Until such time as the formal agreement has been finalized, the Company and the Grosso Group intend to work under the terms of the proposed Administration Services Agreement by and among the Company and the Grosso Group.

CONTRACTUAL COMMITMENTS

The Company is currently focusing its exploration activities on its Mogote Property in Argentina. It intends to maintain its option requirements on its Mogote Property. The Company signed a letter of intent to acquire an interest in the Esperanza property in Peru. Details of the Company's option payments and expenditure commitments are disclosed in Note 3 to the Company's December 31, 2004 audited financial statements.

CRITICAL ACCOUNTING POLICIES

Reference should be made to the Company's significant accounting policies contained in Note 3 of the Company's consolidated financial statements for the year ended December 31, 2004. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

RISKS FACTORS

The Company's operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess.

Metal Price Risk: The Company's portfolio of properties have exposure to predominantly gold. The price of gold greatly affect the value of the Company and the potential value of its properties and investments.

Financial Markets: The Company is dependent on the equity markets as its sole source of operating working capital and the Company's capital resources are largely determined by the strength of the junior resource markets and by the status of the Company's projects in relation to these markets, and its ability to compete for the investor support of its projects.

Political Risk: Exploration is presently carried out in Argentina and Peru. This exposes the Company to risks that may not otherwise be experienced if all operations were domestic. Political risks may adversely affect the Company's existing assets and operations. Real and perceived political risk in some countries may also affect the Company's ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

Currency Risk: Business is transacted by the Company in a number of currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

Environmental Risk: The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates. Present or future laws and regulations, however, may affect the Company's operations. Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines. Programs may also be delayed or prohibited in some areas. Although minimal at this time, site restoration costs are a component of exploration expenses.

Title Risk: Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

INVESTOR RELATIONS ACTIVITIES

The Company had previously retained Raven Capital ("Raven") to provide market awareness and investor relations activities on a month to month basis for a monthly fee of $7,500. The engagement with Raven terminated on April 30, 2004. During the year ended December 31, 2004, the Company paid $30,000 to Raven. In August 2004 the Company retained Ridgecrest Capital S.A. to provide public relations advisory services to the Company for a monthly fee of US $3,500 and has paid $18,305 in the period to December 31, 2004. The contract with Ridgecrest Capital was terminated on December 31, 2004.

The Company provides information packages to investors; the package includes materials filed with regulatory authorities. The Company updates its website (www.ameraresources.com) on a continuous basis.

OUTSTANDING SHARE DATA

The Company's authorized share capital is an unlimited number of common shares without par value. As at December 31, 2004, there were 14,087,882 outstanding common shares and 1,354,500 stock options which were outstanding and exercisable, with exercise prices ranging between $0.60 and $0.90 per share. In addition, on December 31, 2004, there were 4,230,300 warrants outstanding which expire at various times until March 31, 2006, with exercise prices ranging between $0.67 and $1.20 per share. More information on these instruments and the terms of their conversion are set out in Note 4 to the Company's December 31, 2004 audited financial statements.

As of April 22, 2005 there were 16,089,844 common shares, 1,604,500 stock options and 3,886,031 warrants outstanding. The stock options are exercisable at prices that range from $0.60 to $0.90 and the warrants are exercisable at prices that range from $0.60 to $1.20 and expire in March 2006.

FUTURE OUTLOOK

For 2005, the Company has in place an aggressive strategy for its exploration activities in South and North America. Since the Company's inception, Amera has been working closely with the Grosso Group's network of contacts to acquire a portfolio of projects in key emerging mineral districts. Below is a summary of the Company's current exploration activities:

Nevada - Walker Lane Belt

Roy Property- A gold-silver epithermal system with outcropping alteration observed over a 2.25 square kilometer area. Float samples collected from the central portion of the property have assayed up to 41.5 g/t gold (1.2 oz/ton); gold values from surface rock sampling to date range between 30 to 600 ppb.

Hills Property- Located 7 kilometers to the northwest of the Roy property, the Hills property hosts a prospective silver-gold epithermal system with a significant alteration zone that measures 1,000 meters by 500 meters. Rock chip sampling has returned values ranging from 0.2-70.0 g/t silver and 0.1-0.2 g/t gold.

A geophysical program began on both properties in early March to define drill targets. The results from this program identified at least five epithermal gold silver targets on both the Roy and Hills properties. The Company is currently expanding its land holding base in the area.

Peru - Arequipa Province

Esperanza Property - On this bulk tonnage gold project previous exploration conducted by the Company has discovered a mineralized zone with anomalous gold over 1,000 meters in horizontal length. A steeply incised river valley has revealed that mineralization within this zone occurs over a vertical thickness of a minimum of 150 meters. Along with highly anomalous gold, elevated epithermal pathfinder elements occur over the entire length of the zone. On this project six gold targets have been identified to date, and the land package was recently expanded to 16,000 hectares to cover the area between Esperanza and Buenaventura Mining Company's Poracota gold project.

Prior to Amera's discovery, no modern exploration has been conducted on the Esperanza project area. In mid to late April 2005 the Company's exploration team will be mobilizing to begin Phase II surface exploration on this highly prospective gold project. The region has recently seen an increase in exploration activity; most recently with Peruvian based Buenaventura directing a significant portion of its exploration budget at the neighboring Poracota project.

Argentina - San Juan Province

Mogote Property - Recent drilling has confirmed the presence of a large copper gold porphyry system on the project. Exploration on Mogote is seasonal and the next exploration season begins in late October to early November 2005. Amera's geologists are evaluating the results to date to formulate exploration plans for the next field season.

Amera is leveraging its extensive contact network, is actively exploring in Argentina, Peru and Nevada and continues to negotiate for the acquisition of additional properties in the Americas. The Company is committed to growth and added shareholder value through gold and precious metal-rich polymetallic discoveries.

            CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Nikolaos Cacos, President & Chief Executive Officer of Amera Resources Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Amera Resources Corporation (the issuer) for the period ending December 31, 2004.

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date:    April 29, 2005

/s/ Nikolaos Cacos
-----------------------------------
Nikolaos Cacos
President & Chief Executive Officer
Amera Resources Corporation

            CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Arthur Lang, Chief Financial Officer of Amera Resources Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Amera Resources Corporation (the issuer) for the period ending December 31, 2004.

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date:    April 29, 2005

/s/ Arthur Lang
---------------------------
Arthur Lang
Chief Financial Officer
Amera Resources Corporation